UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC20549-1004

FORM 11-K

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from December 1, 2011 to December 31, 2011

Commission file number 001-31945

DIRECTV 401(k) SAVINGS PLAN

DIRECTV
2230 East Imperial Highway
El Segundo, California 90245
(Name of issuer of the securities held pursuant to
the plans and the address of its
principal executive offices)

(310) 964-5000
(Registrant's telephone number, including area code)

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

Patrick T. Doyle
Executive Vice President and
Chief Financial Officer
2230 East Imperial Highway
El Segundo, California 90245

DIRECTV 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND EXHIBITS

(a)	FINANCIAL STATEMENTS

	Report of Independent Registered Public Accounting Firm	3

	Financial Statements:

	Statements of Net Assets Available for Benefits as of December 31, 2011 and November 30, 2011	4

	Statement of Changes in Net Assets Available for Benefits for the period ended December 31, 2011	5

	Notes to the Financial Statements	6

	Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2011	13

Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

(b)	EXHIBITS

	Exhibit 23.1- Consent of Independent Registered Public Accounting Firm - Crowe Horwath LLP	14

DIRECTV 401(k) SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the DIRECTV 401(k) Savings Plan has duly caused this transition report to be signed on its behalf by the undersigned hereunto duly authorized.

DIRECTV 401(k) Savings Plan
(Name of Plan)

Date: May 24, 2012	By:	/s/Paul A. James
Paul A. James
Senior Vice President, Finance

DIRECTV 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants
of the DIRECTV 401(k) Savings Plan
El Segundo, California

We have audited the accompanying statements of net assets available for benefits of the DIRECTV 401(k) Savings Plan (Plan) as of December 31, 2011 and November 30 2011, and the related statement of changes in net assets available for benefits for the one - month period ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and November 30, 2011, and the changes in net assets available for benefits for the one-month period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ CROWE HORWATH LLP
Crowe Horwath LLP

Oak Brook, Illinois
May 24, 2012

DIRECTV 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,	NOVEMBER 30,
	2011	2011
	(Dollars in Thousands)
INVESTMENT IN MASTER TRUST, AT FAIR VALUE (Notes 2 and 3)	$1,702,690	$1,742,195

TOTAL ASSETS	1,702,690	1,742,195

NET ASSETS AVAILABLE FOR BENEFITS, REFLECTING INVESTMENTS AT FAIR VALUE	1,702,690	1,742,195

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(10,958)	(9,599)

NET ASSETS AVAILABLE FOR BENEFITS	$1,691,732	$1,732,596

See the Notes to the Financial Statements.

DIRECTV 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIOD ENDED DECEMBER 31, 2011

(Dollars in Thousands)
INVESTMENT ACTIVITIES:
Net investment loss from Master Trust (Notes 2 and 3)	$(28,396)

OTHER ACTIVITIES:
Employee contributions	3,736
Employer contributions	2,069
Benefit payments	(18,256)
Plan expenses	(17)
Net decrease from other activities	(12,468)

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(40,864)

NET ASSETS AVAILABLE FOR BENEFITS AT:
BEGINNING OF PERIOD	1,732,596

END OF PERIOD	$1,691,732

See the Notes to the Financial Statements.

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1.    PLAN DESCRIPTION AND RELATED INFORMATION

Description of the Plan - The DIRECTV 401(k) Savings Plan (the “Plan”), is a defined contribution plan of DIRECTV (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The description of the Plan in the following notes provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

During 2011, the Plan sponsor elected to change the Plan's year end from November 30 to December 31. This change was effective beginning with the period ended December 31, 2011.

Plan Administration - The Plan is administered by an Administrative Committee whose members are appointed by the Company. The trustee of the Plan is State Street Bank and Trust Company (“State Street”). Additional Plan information is provided to the participants by the Company in the form of a Summary Plan Description. The Plan expenses are paid by the Plan participants, as provided by the Plan document.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America, or GAAP.

Investment Valuation and Income Recognition - The Plan participates in the DIRECTV Savings Plan Group, Inc. Master Trust (the “Master Trust”). All of the Plan's investments are held in the Master Trust. See Note 3 for further discussion of the Master Trust. The Plan's investment in the Master Trust is presented at fair value, which has been determined based on the Plan's interest in the net assets of the Master Trust reflecting all of its investments at fair value. Purchases and sales of securities held by the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income from the Master Trust includes the Plan's interest in the Master Trust's gains and losses on investments bought and sold as well as held during the year.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates.

Risks and Uncertainties - The Plan invests in the Master Trust which utilizes various investments. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity, and overall market volatility. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and that such changes could have a material effect on the Plan's financial statements and participants' account balances.

Income Taxes - The Plan obtained its latest determination letter in 2003 in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter, however, the Company and Plan management believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and is, therefore, not subject to federal income taxes under present income tax laws. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements. In January 2011, the Plan submitted an application to the IRS for a new determination letter.

Notes Receivable from Participants - Notes receivable from participants are reported within the Plan's investment in the Master Trust at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (continued)

NOTE 3.     INFORMATION CONCERNING THE MASTER TRUST AND FAIR VALUE MEASUREMENTS

The Master Trust was created pursuant to a trust agreement between the Company and State Street, as trustee of the funds, to permit the commingling of plan assets of both the DIRECTV 401(k) Savings Plan (formerly the DIRECTV Thrift & Savings Plan) and the DIRECTV Savings Plus Plan (collectively, the “Plans”), for investment and administrative purposes. The DIRECTV Savings Plus Plan merged into the DIRECTV 401(k) Savings Plan effective July 1, 2010 and as of that date the only plan in the Master Trust was the DIRECTV 401(k) Savings Plan. The assets of the Master Trust and the Plan were held by State Street. For the period ended December 31, 2011, the DIRECTV 401(k) Savings Plan was the only Plan in the Master Trust.

The following tables summarize the net assets and net investment income of the Master Trust.

a)  NET ASSETS OF THE MASTER TRUST AND THE PLAN

	DECEMBER 31,	NOVEMBER 30,
	2011	2011
	(Dollars in Thousands)

Total investments, at fair value	$1,681,642	$1,720,239

Notes receivable from participants	21,600	21,393

Dividends and interest receivable	1,070	1,493
Receivable for securities sold	194	963
Payable for securities purchased	(263)	(549)
Payable for investment management and administrative expenses	(1,553)	(1,344)

NET ASSETS OF THE MASTER TRUST REFLECTING ALL INVESTMENTS AT FAIR VALUE	1,702,690	1,742,195

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(10,958)	(9,599)

NET ASSETS OF THE MASTER TRUST	$1,691,732	$1,732,596

b) NET INVESTMENT LOSS OF THE MASTER TRUST AND THE PLAN FOR THE PERIOD ENDED DECEMBER 31, 2011:

(Dollars in Thousands)
INVESTMENT INCOME AND EXPENSES
Net appreciation (depreciation) in fair value of investments:
DIRECTV Common Stock	$(24,727)
Other Common Stock	(1,371)
Collective Trusts	56
Mutual Funds	(7,004)

Net depreciation in fair value of investments	(33,046)

DIVIDENDS AND INTEREST INCOME	5,126

INVESTMENT MANAGEMENT AND ADMINISTRATIVE EXPENSES	(476)

NET INVESTMENT LOSS	$(28,396)

Fair value is the price that would be received by the Plan or Master Trust for an asset or paid by the Plan or Master Trust to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (continued)

principal or most advantageous market for the asset or liability. Fair value measurements establish a fair value hierarchy which requires the Plan and Master Trust to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect management's or the Plan's assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held as underlying investments of the Master Trust.

Common stocks: Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (level 1 inputs).

Collective trusts:  The fair values of participation units held in collective trusts, other than stable value funds, are based on the net asset values reported by the fund managers as of the Plan's financial statement dates and recent transaction prices (level 2 inputs).  The investment objectives and underlying investments of the collective trusts vary.

The fixed income funds primarily invest in high quality bonds and other fixed income securities, including U.S. government obligations, corporate bonds, mortgages and asset-backed securities. It seeks to track the performance of Barclays Capital Aggregate Bond Index. The balanced fund primarily invests in inflation sensitive equities, commodities, treasury inflation protected securities (TIPS) and emerging market inflation-linked bonds. It seeks to provide returns above inflation as calculated by the U.S. Consumer Price Index over a market cycle. The large cap equity funds invest primarily in U.S. company stocks, with the objective of providing long-term growth of capital or providing results that correspond to the total return performance of the S&P 500 Index. The small/mid cap funds invest primarily in U.S. smaller capitalization equity securities and some mid-capitalization equity securities, and certain of these funds are designed to approximate the performance of the Russell 2500 Index, or generally to seek long-term capital appreciation through the fund's investment strategy. The international equity funds invest primarily in established foreign companies or companies of emerging markets outside the U.S. and the funds are designed to approximate the performance of the MSCI Emerging Markets Index or the MSCI All Country World ex-U.S. Index. The Lifecycle funds seek active returns until each fund's targeted retirement date, designed for investors expecting to retire in or around the year indicated in the fund's name. The Lifecycle funds invest in domestic and international stocks, fixed income securities, and short-term investments. The short-term collective trust is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement.

Stable value fund: The fair values of participation units in the stable value collective trusts are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit‑responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing stability of principal and interest, and to achieve higher returns than money market funds. The underlying investments of the fund primarily include government, corporate, mortgage-backed and asset-backed securities. The fund also invests in short-term investments to provide for liquidity needs. The fund provides for daily redemptions by the Plan at reported net asset value per share, with no advance notification requirements.

Mutual funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (continued)

reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis as of December 31, 2011:

	Investment Assets at Fair Value as of December 31, 2011
	(Dollars in Thousands)
INVESTMENTS:	Level 1	Level 2	Level 3	Total
Mutual Funds
Fixed income funds	$31,664	$—	$—	$31,664
Large cap equity funds	138,493	—	—	138,493
Small/mid cap equity funds	36,399	—	—	36,399
International equity funds	34,960	—	—	34,960
Company common stock
Domestic large cap	237,183	—	—	237,183
Common stocks
Domestic large cap	387,439	—	—	387,439
Domestic small/mid cap	37,004	—	—	37,004
Collective trusts
Short-term investment fund	—	9,636	—	9,636
Stable value fund	—	403,884	—	403,884
Fixed income funds	—	34,743	—	34,743
Balanced funds	—	10,059	—	10,059
Large cap equity funds	—	50,212	—	50,212
Small/mid cap equity funds	—	23,294	—	23,294
International equity funds	—	26,087	—	26,087
Lifecycle target date fixed income funds	—	34,992	—	34,992
Lifecycle target date blended funds	—	64,336	—	64,336
Lifecycle target date equity funds	—	121,257	—	121,257
Total Investments	$903,142	$778,500	$—	$1,681,642

There were no significant transfers between level 1 and level 2 during the plan period ended December 31, 2011.

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (continued)

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis as of November 30, 2011:

	Investment Assets at Fair Value as of November 30, 2011
	(Dollars in Thousands)
INVESTMENTS:	Level 1	Level 2	Level 3	Total
Mutual Funds
Fixed income funds	$31,365	$—	$—	$31,365
Large cap equity funds	141,678	—	—	141,678
Small/mid cap equity funds	56,628	—	—	56,628
International equity funds	52,784	—	—	52,784
Company common stock
Domestic large cap	264,093	—	—	264,093
Common stocks
Domestic large cap	388,696	—	—	388,696
Domestic small/mid cap	20,887	—	—	20,887
Collective trusts
Short-term investment fund	—	7,140	—	7,140
Stable value fund	—	407,262	—	407,262
Fixed income funds	—	31,093	—	31,093
Balanced funds	—	10,525	—	10,525
Large cap equity funds	—	55,514	—	55,514
Small/mid cap equity funds	—	21,905	—	21,905
International equity funds	—	10,402	—	10,402
Lifecycle target date fixed income funds	—	35,792	—	35,792
Lifecycle target date blended funds	—	65,010	—	65,010
Lifecycle target date equity funds	—	119,465	—	119,465
Total Investments	$956,131	$764,108	$—	$1,720,239

Fully Benefit-Responsive Investment Contracts: While Master Trust investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Master Trust's indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Master Trust's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Master Trust holds an indirect interest in a fully benefit-responsive contract, through its investment in a stable value fund.

NOTE 4.    PLAN PARTICIPATION

All employees of the Company and its domestic subsidiaries that have adopted the Plan are eligible to participate in the Plan as soon as administratively feasible following one hour of service. Subject to certain limitations, the Plan provides that eligible participants may contribute from 1 percent to 50 percent (in whole percentages) of their compensation to the Plan. The participants may direct these contributions to any of the investment funds included in the Master Trust described in Note 3.

The Company contributes an amount equal to 100 percent of the individual employee's contribution to the Plan up to 4 percent of the employee's compensation.

Individual accounts are maintained for each participant. Each participant's account is maintained to reflect: (i) credits for contributions into the Plan, (ii) credits for the Company's applicable matching contributions, (iii) charges for loans taken and credits for repayments to those loans, (iv) charges for any withdrawals from the Plan, (v) an allocation of earnings or losses from applicable fund performance, and (vi) a periodic charge for the Plan's administrative expenses.

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company matching

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (continued)

contributions is based on years of service. For Company matching made on December 1, 2010, participants become fully vested after two years of service. For all Company matching made before December 1, 2010, participants become fully vested after three years of service. Forfeited Company contributions, if any, are used to reduce future Company contributions to the Plan.

The Plan provides that if a participant separates from service with the Company as a result of retirement, the participant may elect to receive their vested interest in their account balance in either a lump sum or installments. If the participant separates as a result of death or disability, their vested interest in their account balance will be paid in a lump sum payment.

At December 31, 2011 and November 30, 2011, the Plan assets included forfeited Company contributions that totaled $557,745 and $406,689, respectively. These amounts will be used to reduce future employer contributions. During the period ended December 31, 2011, there were no forfeitures used to reduce employer contributions.

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions set forth in ERISA. Upon such termination, the participants' rights to the Company's contributions vest immediately, and the account balances are to be fully paid to the participants.

NOTE 5.    NOTES RECEIVABLE FROM PARTICIPANTS

The Plan allows participants to borrow from their vested account balances, subject to certain limitations. The loans, secured by the balance in the participant's account, bear interest at the rate of 1 percent over the Prime Rate as published in Reuters (which rate is fixed at the inception of the loan), and maturities generally may not exceed four years (except for residential loans where maturities extend to 15 years, effective July 1, 2010). The loans mature between 2012 and 2026 at interest rates ranging from 4.25% to 9.25%.

NOTE 6.    PAYMENT OF BENEFITS

Benefit payments to participants are recorded upon distribution. The amounts included in net assets available for benefits that have been allocated to accounts of participants who have elected to withdraw benefits from the Plan, but were not yet paid from the Plan as of December 31, 2011 and November 30, 2011 totaled $1,438,524 and $1,039,935, respectively.

NOTE 7.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2011 and November 30, 2011, the Plan held, through the Master Trust, 5,546,836 and 5,592,833 shares, respectively, of common stock of DIRECTV, the sponsoring employer. The Plan's investment in DIRECTV common stock, held within its investment in Master Trust, reflects 14.02% and 15.24%, respectively, of net assets available for benefits as of December 31, 2011 and November 30, 2011.

Certain Master Trust investments are shares of collective trust funds managed by State Street Global Advisors (SSgA) which is the investment arm of State Street, the trustee of the Plan and issuer of these collective trust funds. These transactions qualify as exempt party-in-interest transactions. Certain assets of the Master Trust are loans to plan participants, and hence these transactions are party-in-interest transactions. The Master Trust also pays expenses for administration of the Master Trust and participating plans in the Master Trust and these transactions qualify as party-in-interest transactions.

The Plan invests in collective trusts managed by Mercer Investment Management Co., an investment manager, and its affiliates, which are also exempt party-in-interest transactions.

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (concluded)

NOTE 8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and November 30, 2011, to the Form 5500:

	DECEMBER 31,	NOVEMBER 30,
	2011	2011
	(Dollars in Thousands)

Net assets available for benefits per the financial statements	$1,691,732	$1,732,596
Payable to participants	(1,439)	(1,040)

Net assets per Form 5500	$1,690,293	$1,731,556

The following is a reconciliation of the change in net assets available for benefits for the period ended December 31, 2011, per the financial statements to the net income reported in the Form 5500:

(Dollars in Thousands)

Decrease in net assets available for benefits per the financial statements	$(40,864)
Payable to participants - current period	(1,439)
Payable to participants - prior period	1,040

Net loss per the Form 5500	$(41,263)

DIRECTV 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

Name of Plan Sponsor: DIRECTV
Employment Identification Number: 26-4772533
Three Digit Plan Number: 003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value

*	Various Participants	Participant Loans (maturing between 2012 and 2026 at interest rates from 4.25% to 10.5%)	$21,600,374

* Party-in-interest